                              SECOND QUARTER REPORT

                              TO SHAREHOLDERS

                              FOR THE SIX MONTHS ENDED
                              DECEMBER 31, 1998

                              FANTOM

TO OUR SHAREHOLDERS
------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.

     The Company continued its record-setting pace during the three months ended December 31, 1998 (Q2 fiscal 1999), achieving its fourth, consecutive, best-ever quarterly performance. Net income rose 39% over the year-earlier period to $3.6 million. Earnings per share increased to 40 cents (based on 9,003,108 shares outstanding) from 29 cents (based on 8,899,137 shares outstanding) for the same period in the previous year. Sales increased 40% to $60.0 million. Our marketing programs appear to have been very effective in generating retail sell-through during the key holiday period.

     For the six months ended December 31, 1998 net income grew 59% from the year-earlier period to $6.9 million. Earnings per share increased to 76 cents (based on 8,991,763 shares outstanding) from 50 cents (based on 8,646,289 shares outstanding) for the same period in the previous year. Revenue rose 58% to $115.1 million.

     On January 21, 1999 the Board of Directors declared a regular, quarterly cash dividend of 3 cents per share payable on March 31, 1999 to the shareholders of record at the close of business on February 28, 1999.

     Also in January, the Company announced that consumers in the United States and Canada could now purchase FANTOM-Registered Trademark- products directly via our Internet website (www.fantom.com). This initiative recognizes the trend among consumers toward online purchasing, as more and more households gain access to the Internet. In providing this convenient means of ordering, we are utilizing iCat Electronic Commerce Suite 3.01 software, which integrates with our SAP R/3 v. 4.0B, enterprise-information-technology system.

     In March, 1999 we are planning to commence shipping our new, premium, dual-cyclonic upright, the FANTOM-Registered Trademark- CYCLONE XT-TM-vacuum. This machine is sleek and powerful and has many new features. For instance, it operates with two motors, one to rotate the brush and the other to create airflow, thereby improving the vacuum's cleaning performance through specialization of tasks. Importantly, the brush motor automatically shuts off when an object jams it, thus saving the belt from breaking. It has an improved air path, a more ergonomically positioned carry-handle, a re-designed collection bin and an easy-access tool compartment at the top of the vacuum. New long-form and short-form television commercials are being developed to support the launch.

     Since May, 1998 twenty-three utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. We are targeting to introduce two new household appliances, utilizing some of these technologies, in the first half of calendar 2000. One of these products is in the floor-care area and the other is in the water-treatment field.

     The Company is continuing to take reasonable measures to ensure that all of its internal systems as well as those of its significant business partners are Year 2000 ready. The Company's SAP R/3 enterprise-information-technology system is certified by a third party to be Year 2000 ready, and we are currently conducting tests of the system to verify this. Other internal systems are also being tested as well as interfaces with business partners.

     The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "planning", "targeting" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by and information available to the Company but there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology.

On behalf of the Board,

/s/ Kenneth Kelman                /s/ Allan D. Millman
Kenneth Kelman                    Allan D. Millman
CHAIRMAN OF THE BOARD             PRESIDENT AND CHIEF EXECUTIVE OFFICER

FEBRUARY 5, 1999

CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS
------------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.

                                                               Six Months Ended             Three Months Ended
                                                         December 31 (Unaudited)       December 31 (Unaudited)

                                                             1998           1997           1998           1997
Sales                                                $115,119,510    $72,958,314    $60,005,350    $42,938,732

Cost of goods sold                                     73,165,695     46,272,309     36,997,491     28,086,838
--------------------------------------------------------------------------------------------------------------
                                                       41,953,815     26,686,005     23,007,859     14,851,894
Expenses:
  Selling, general and
   administrative                                      30,287,407     19,930,163     16,693,394     10,793,444
  Research and
   development expenses                                   997,560              -        660,741              -
  Finance charges                                         (65,331)          (966)        34,601         16,302
--------------------------------------------------------------------------------------------------------------
                                                       31,219,636     19,929,197     17,388,736     10,809,746
--------------------------------------------------------------------------------------------------------------
Income before
 income taxes                                          10,734,179      6,756,808      5,619,123      4,042,148

Income taxes                                            3,866,000      2,433,000      2,024,000      1,456,000
--------------------------------------------------------------------------------------------------------------
Net Income                                              6,868,179      4,323,808      3,595,123      2,586,148

Retained earnings
 at beginning of period                                18,015,632      7,698,105     21,018,595      9,435,765
Dividends                                                (540,186)             -       (270,093)             -
Retained earnings
 at end of period                                     $24,343,625    $12,021,913    $24,343,625    $12,021,913
--------------------------------------------------------------------------------------------------------------

Net income per share
- Basic*                                                    $0.76          $0.50          $0.40          $0.29
--------------------------------------------------------------------------------------------------------------
- Fully Diluted                                             $0.73          $0.47          $0.38          $0.28
--------------------------------------------------------------------------------------------------------------


*Basic Net income per share has been calculated using the weighted average number of common and series 1, class A preferred shares outstanding during the respective periods. For the six months ended December 31, these were 8,991,763 shares for 1998 and 8,646,289 shares for 1997. For the three months ended December 31, these were 9,003,108 shares for 1998 and 8,899,137 shares for 1997.

FINANCIAL INFORMATION IN THIS REPORT IS EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.

                                                                     December 31
                                                                      (Unaudited)
                                                             1998           1997
ASSETS
Current assets:
     Cash                                             $     1,317    $ 3,679,978
     Trade accounts receivable                         34,340,706     24,720,855
     Other receivables                                  2,133,455      1,589,475
     Inventories                                       17,840,036     13,951,442
     Prepaid expenses                                   3,051,826      2,974,643
--------------------------------------------------------------------------------
                                                       57,367,340     46,916,393
Deferred development costs,
     net of amortization                                1,558,028              -
Property, plant and equipment,
     at cost                                           30,518,893     20,992,509
     Less accumulated depreciation                     (6,082,677)    (4,221,618)
--------------------------------------------------------------------------------
                                                       24,436,216     16,770,891
--------------------------------------------------------------------------------
                                                      $83,361,584    $63,687,284
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Trade accounts payable                           $17,889,951    $16,578,028
     Other payables and accruals                        8,675,060      5,786,316
     Currency hedging exchange gains                      600,528              -
     Current portion of capital
      lease obligations                                   101,210        268,988
--------------------------------------------------------------------------------
                                                       27,266,749     22,633,332
Capital lease obligations,
     Less current portions                                      -        100,251

Long term deferrals:
     Income taxes                                       2,946,114      2,170,200
     Currency hedging exchange gains                      968,059              -

Shareholders' equity:
     Share capital                                     27,837,037     26,761,588
     Retained earnings                                 24,343,625     12,021,913
--------------------------------------------------------------------------------
                                                       52,180,662     38,783,501
--------------------------------------------------------------------------------
                                                      $83,361,584    $63,687,284
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF
CHANGES IN FINANCIAL POSITION
-----------------------------------------------------------------------------

FANTOM TECHNOLOGIES INC.

                                                               Six Months Ended             Three Months Ended
                                                         December 31 (Unaudited)       December 31 (Unaudited)
                                                             1998           1997           1998           1997
CASH PROVIDED BY (USED FOR):
Operations:

  Net income                                           $6,868,179     $4,323,808     $3,595,123     $2,586,148
  Items not requiring cash:
   Depreciation                                         1,087,776        617,225        562,605        311,840
   Deferred tax provision                                 436,881        744,000       (126,000)       445,000
   Amortization of deferred
    development costs                                      51,049              -         25,524              -
   Change in non-cash
    operating working
    capital                                            (8,649,321)    (1,900,925)    (4,844,711)     4,407,229
   Increase in currency
    hedging exchange gains                                968,059              -        968,059              -
--------------------------------------------------------------------------------------------------------------
                                                          762,623      3,784,108        180,600      7,750,217
Financing:

  Payments on capital leases                             (138,265)      (128,353)       (69,884)       (64,757)
  Issuance of common
    shares and warrants                                   839,447         38,998              -         38,998

  Dividends paid                                         (270,093)             -              -              -
--------------------------------------------------------------------------------------------------------------
                                                          431,089        (89,355)       (69,884)       (25,759)
Investments:

  Additions to property,
   plant and equipment                                 (5,028,130)    (4,712,931)    (2,220,746)    (2,305,562)

  Change in non-cash
   working capital relating
   to investments                                         (19,223)             -        288,266              -

  Additions to deferred
   development costs                                     (754,840)             -       (263,506)             -
--------------------------------------------------------------------------------------------------------------
                                                       (5,802,193)    (4,712,931)    (2,195,986)    (2,305,562)
Increase (Decrease) in
  cash position                                        (4,608,481)    (1,018,178)    (2,085,270)     5,418,896

Cash position at
  beginning of period                                   4,609,798      4,698,156      2,086,587     (1,738,918)
--------------------------------------------------------------------------------------------------------------
Cash position at
  end of period                                            $1,317     $3,679,978         $1,317     $3,679,978
--------------------------------------------------------------------------------------------------------------

                              FANTOM TECHNOLOGIES INC.
                  HEAD OFFICE AND CANADIAN MANUFACTURING FACILITY:
                          1110 HANSLER ROAD, P.O. BOX 1004
                             WELLAND, ONTARIO  L3B 5S1
                     VOICE: (905) 734-7476  FAX: (905) 734-9955

                       UNITED STATES MANUFACTURING FACILITY:
                 102 CORPORATE BLVD., CAROLINA CENTER BUSINESS PARK
                        WEST COLUMBIA, SOUTH CAROLINA  29169
                     VOICE: (803) 739-1151  FAX: (803) 939-0730

                               TORONTO SALES OFFICE:
                  SUITE 414, 1 EVA ROAD, TORONTO, ONTARIO  M9C 4Z5
                     VOICE: (416)-622-9740  FAX: (416)-626-0674

                     TORONTO STOCK EXCHANGE: FTM  NASDAQ: FTMTF

                 WEBSITE: www.fantom.com  E-MAIL: FANTOM@FANTOM.COM

                            TRANSFER AGENT & REGISTRAR:
                             CIBC MELLON TRUST COMPANY
               320 BAY STREET, P.O. BOX 1, TORONTO, ONTARIO  M5H 4A1

        FANTOM-Registered Trademark- AND CYCLONE XT ARE TRADEMARKS OF
                              FANTOM TECHNOLOGIES INC.